SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

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                                                                 SEC FILE NUMBER
                                                                     0-32565
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                                                                  CUSIP NUMBER
                                                                    67090B105
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                           NOTIFICATION OF LATE FILING


(Check One):   [X] Form 10-K    [_] Form 11-K    [_] Form 20-F    [_] Form 10-Q
               [_] Form N-SAR


          For Period Ended: December 31, 2001
                            -----------------

     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR
          For the Transition Period Ended:_______________________________


Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________



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                                     PART I
                             REGISTRANT INFORMATION



                             NUTRASTAR INCORPORATED
                         ------------------------------
                            Full name of registrant


                      ALLIANCE CONSUMER INTERNATIONAL, INC.
                     ---------------------------------------
                           Former name if applicable


                            1261 HAWK'S FLIGHT COURT
                         ------------------------------
           Address of principal executive office (Street and number)


                           EL DORADO, CALIFORNIA 95762
                         ------------------------------
                            City, state and zip code


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                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
[X]  |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.


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                                    PART III
                                   NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


The Registrant completed a significant reorganization transaction late in the fiscal year (December 14, 2001). Consequently, the Registrant requires additional time to compile and complete the necessary disclosures and financial information to be included in its Form 10-KSB.

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                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            JAMES W. KLUBER                   (916)         933-7000
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                (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


Due to the insignificant operations being conducted by Alliance Consumer International, Inc. prior to the stock exchange transaction in December, 2001, as a result of the transaction with NutraStar Incorporated, the Registrant is now engaged in a new active business which will have a significant effect in the Registrant's balance sheet and results of operations as of 12/31/01 as compared to the year-ended 12/31/00 at which time the Registrant was in bankruptcy reorganization and carrying on only minimum business operations.

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                             NUTRASTAR INCORPORATED
                 -----------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  April 1, 2002                   By   /s/ James W. Kluber
    -------------------                 ------------------------------
                                        James W. Kluber, Chief Financial Officer


     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).